05037423

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 47674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Sheridan Road, Suite 1E
(No. and Street)

Wilmette (City) Illinois (State) 60091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton N. Lane (847) 853-0368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Morton Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane Financial LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of

LANE FINANCIAL L.L.C.

Wilmette, Illinois

We have audited the accompanying statement of financial condition of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 30, 2005

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash	$ 46,150
Securities owned, not readily marketable	3,300
Furniture, equipment and leasehold improvements, net	38,058
TOTAL ASSETS	$ 87,508
LIABILITIES	
Accounts payable	$ 16,296
Total Liabilities	$ 16,296
MEMBER'S EQUITY	
Member's equity	$ 71,212
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 87,508

See accompanying notes.

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES	
Consulting	$ 172,626
EXPENSES	
Consulting	34,400
Dues and subscriptions	10,202
Communications	6,545
Professional fees	4,354
Promotion and travel	22,979
Depreciation and amortization	5,044
Compliance and regulatory fees	2,333
Office and relocation	25,283
Other	3,276
Total Expenses	114,416
NET INCOME	$ 58,210

See accompanying notes.

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$ 57,502
Member contributions	-
Member withdrawals	(44,500)
Net income	58,210
Balance at December 31, 2004	$ 71,212

See accompanying notes.

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 58,210
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,044
Increase/(decrease) in operating liabilities:	
Accounts payable	11,296
Total adjustments	16,340
Net cash provided by operating activities	74,550
Cash flows from investing activities:	
Purchase of equipment	(9,903)
Loss on disposal of equipment	183
Net cash used in investing activities	(9,720)
Cash flows from financing activities:	
Member withdrawals	(44,500)
Net cash used in financing activities	(44,500)
Net increase in cash	20,330
Cash at December 31, 2003	25,820
Cash at December 31, 2004	$ 46,150

Supplemental Cash Flow information:

There were no cash payments for interest or taxes during the year.

See accompanying notes.

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

The Company, while not currently operating in this capacity, is a registered broker-dealer under the Securities Exchange Act of 1934, and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company currently engages in various consulting activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment
Equipment, furniture and leasehold improvements are recorded at cost. Equipment and furniture are depreciated over their estimated useful lives using accelerated methods. Leasehold improvements are amortized over twenty-seven and one-half years using the straight-line method. Computer software is depreciated over three years using the straight-line method. At December 31, 2004, accumulated depreciation and amortization totaled $24,388.

Revenues from Commissions/Consulting
Commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis. Consulting fees are recorded when earned.

Securities
Securities owned do not have a ready market and are valued at Manager's fair value.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Fair Value of Derivative Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2004, the Company's regulatory net capital of $29,854 exceeded required net capital by $24,854. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. *RELATED PARTY TRANSACTIONS*

The Company's office space is located in the Member's personal residence. During the year, the Company paid for a prorata portion of maintenance fees and association fees in the amount of $10,275.

SUPPLEMENTARY INFORMATION

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c 3-1

DECEMBER 31, 2004

NET CAPITAL	
Member's equity	$ 71,212
Non-allowable assets	
Furniture, equipment and leasehold improvements, net	(38,058)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	33,154
Haircuts on securities	(3,300)
NET CAPITAL	$ 29,854
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 24,854
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable	$ 16,296
Ratio of aggregate indebtedness to net capital	<1:1

Note: There is no material difference between this net capital calculation pursuant to Rule 15c3-1 and the computation prepared by and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

These schedules are not applicable as LANE FINANCIAL L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of LANE FINANCIAL L.L.C."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
LANE FINANCIAL L.L.C.
Wilmette, Illinois

In planning and performing our audit of the financial statements of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2004 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
January 30, 2005